Exhibit 99.1
The results of Shinhan Bank’s Annual General Meeting of Shareholders for the FY2013

On March 25, 2014, Shinhan Bank, our wholly-owned bank subsidiary, held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2013, and the three agendas listed below were approved.

Agenda:

1) Approval of Financial Statements and Consolidated Financial Statements for the fiscal year of 2013 (January 1, 2013 ~ December 31, 2013)

2) Approval of Director Remuneration Limit

3) Appointment of Directors

i) Appointment of Director

Name	Position	Period of Tenure	Note

Hyung Jin Kim	Non-Executive Director	1yr.	Newly-appointed

ii) Appointment of Outside Directors

Name	Position	Period of Tenure	Note

Kyu Min Lee	Outside Director	1yr.	Re-appointed

Se Jin Park	Outside Director	1yr.	Re-appointed

Kyung Suh Park	Outside Director	1yr.	Re-appointed

Hisamatsu Kenzo	Outside Director	1yr.	Re-appointed

The AGM of Shinhan Bank also approved cash dividend payment for the fiscal year of 2013 as follows:

• Annual Cash Dividend: KRW 360 billion or KRW 227.04 per common share

Since Shinhan Financial Group (hereafter “SFG”) wholly owns Shinhan Bank, SFG will be receiving the total dividend amount from Shinhan Bank.